United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Inotiv, Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

45783Q100

(CUSIP Number)

Jason Carri
P2 Capital Partners, LLC
590 Madison Avenue, 25th Floor
New York, New York 10022
(212) 508-5500

with copies to:

Andrew Bab, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

September 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 45783Q100

1	NAME OF REPORTING PERSON. P2 Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 715,705 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 715,705 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,705 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 45783Q100

1	NAME OF REPORTING PERSON. P2 Capital Master Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 715,705 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 715,705 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,705 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45783Q100

1	NAME OF REPORTING PERSON. P2 Capital Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45783Q100

1	NAME OF REPORTING PERSON. Savanna Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 45783Q100

1	NAME OF REPORTING PERSON. Claus Moller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 779,463 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 779,463 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 779,463 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 3.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 3	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended in relevant part as follows:

The information set forth in Item 5 below is incorporated herein by reference.

Item 4	Purpose of Transaction

Item 4 is hereby amended in relevant part as follows:

The information set forth in Item 5 below is incorporated herein by reference.

Item 5	Interest in Securities of the Issuer

Item 5 is hereby amended in relevant part as follows:

(a)-(b):

On September 16, 2022, Savanna Holdings distributed 2,946,961 Shares to Master Fund I and Fund IV, ratably, for no consideration. In addition, on September 16, 2022 Fund IV distributed 2,231,256 Shares to its partners, ratably, for no consideration, which included 63,758 Shares distributed to P2 Capital GP IV, LLC (“GP IV”).

As of the date hereof, Master Fund I holds directly 715,705 Shares, representing 2.8% of the outstanding Shares and Fund IV no longer holds any Shares. The Manager, as investment manager of the Funds, and Claus Moller, as managing member of the Manager, may each be deemed to own beneficially all Shares that are held directly by the Funds. Each of the Manager and Mr. Moller disclaims beneficial ownership of the Shares held directly by the Funds for all other purposes.

Mr. Moller is also the managing member of GP IV and may be deemed to own beneficially all Shares that are held directly by GP IV. Mr. Moller disclaims beneficial ownership of the Shares held directly by GP IV for all other purposes.

The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 25,593,313 Shares outstanding, based on the number of Shares outstanding as of August 3, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 12, 2022.

Following the distributions described above, Savanna Holdings no longer holds any Shares and is no longer subject to the voting arrangements under the Shareholders Agreement. As a result, the Reporting Persons are no longer deemed to constitute a “group” with Jermyn Street and the other shareholders party to the Shareholders Agreement for purposes of section 13(d) of the Securities Exchange Act of 1934, as amended.

(c) Except as set forth in Item 5, none of the Reporting Persons has engaged in any transaction during the past 60 days in any Shares.

(e) As of September 16, 2022, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the outstanding Shares.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following paragraph after paragraph four of “Shareholders Agreement”:

As a result of the distributions described in Item 5 above, Savanna Holdings no longer satisfies the minimum ownership threshold set forth in the Shareholders Agreement to designate any members to the Issuer’s board of directors. Savanna Holdings also no longer has any voting rights or obligations and any registrations rights with respect to the Issuer’s Shares.

Item 7	Material to Be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement, dated as of September 20, 2022, among Savanna Holdings, LLC, P2 Capital Master Fund I, L.P., P2 Capital Fund IV, L.P., P2 Capital Partners, LLC, and Claus Moller.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2022

Savanna Holdings, LLC	By:	P2 Capital Master Fund I, L.P., as Managing Member
	By:	P2 Capital Partners, LLC, as Investment Manager

/s/ Claus Moller
Name: Claus Moller
Title: Managing Member

P2 Capital Master Fund I, L.P.	By:	P2 Capital Partners, LLC, as Investment Manager

/s/ Claus Moller
Name: Claus Moller
Title: Managing Member

P2 CapiTal Fund IV, L.P.	By:	P2 Capital Partners, LLC, as Investment Manager

/s/ Claus Moller
Name: Claus Moller
Title: Managing Member

P2 Capital Partners, LLC	/s/ Claus Moller
Name: Claus Moller
Title: Managing Member

CLAUS MOLLER	/s/ Claus Moller